

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 5, 2024

Craig E. Barnett
Chief Executive Officer
Pearl Holdings Acquisition Corp
767 Third Avenue, 11th Floor
New York, New York 10017

  Re: Pearl Holdings Acquisition Corp
    Preliminary Proxy Statement on Schedule 14A
    Filed October 29, 2024
    File No. 001-41165

Dear Craig E. Barnett:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       Division of Corporation Finance
       Office of Real Estate & Construction

cc: P. Michelle Gasaway, Esq.